UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2023

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated November 7, 2023 announcing results for the quarter ended September 30, 2023
●	Third quarter 2023 earnings call presentation

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, (b) Registration Statement No. 333-259445 on Form F-3, (c) Registration Statement No. 333-258254 on Form F-3 and (d) Registration Statement No. 333-255973 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2023
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Strong Third Quarter 2023 Financial Results

LONDON, November 7, 2023 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announced financial results for the third quarter 2023.

FINANCIAL HIGHLIGHTS

●	Reported Q3-23 revenue of $416.8 million, down 9% over the prior quarter
●	Q3-23 Adjusted EBITDA of $104.5 million, down 1% over the prior quarter
●	Q3-23 Adjusted EBITDA margin improved to 25.1% versus 23.2% in Q2-23
●	Q3-23 Adjusted EPS was $0.27 versus $0.30 in Q2-23
●	Gross debt was $237 million at Sep-23, down from $400 million at Jun-23 and $431 million at Sep-22
●	$100 million available from our ABL facility which remained undrawn in Q3-23
●	Total cash decreased to $166 million primarily due to the $150 million partial redemption of the 9 ¾ senior secured notes, down from $363 million at Jun-23

BUSINESS HIGHLIGHTS

●	Acquired a high-quality quartz mine in the U.S. to ensure access to this critical material, enabling Ferroglobe to meet the increasing demand for high-quality silicon metal by the solar and EV battery markets
●	Continue to develop strategic partnerships and alliances to enhance the company’s growth opportunities
●	Finalized an additional long-term power agreement to improve the cost competitiveness of the Spanish plants
●	Favorable U.S. policies continue to benefit Ferroglobe
●	Implementing a capital allocation policy with details to be announced in the first quarter

“The company continued to perform well in a difficult market environment,” commented Dr. Marco Levi, Ferroglobe’s Chief Executive Officer. “Our strong EBITDA of $104 million benefited from our proactive energy agreements, strong operating efficiency and effective energy management at our plants. Overall, our operations in all regions continue to perform at a high level amid the global uncertainty and tepid end markets.

“The high-quality quartz mine that we acquired in South Carolina positions us to take advantage of the shift toward increased production and adoption of solar panels and lithium-ion EV batteries in the U.S. in the coming years. Recently, there has been weakness in these end markets; however, we continue to believe the long-term growth story is intact.

“We reiterate our guidance for full year adjusted EBITDA of $270 to $300 million,” concluded Dr. Levi.

Third Quarter 2023 Financial Highlights

	Quarter Ended	Quarter Ended	Quarter Ended	%	%	Nine Months Ended	Nine Months Ended	%
$,000 (unaudited)	September 30, 2023	June 30, 2023	September 30, 2022	Q/Q	Y/Y	September 30, 2023	September 30, 2022	Y/Y

Sales	$416,810	$456,441	$593,218	(9%)	(30%)	$1,274,083	$2,149,291	(41%)
Raw materials and energy consumption for production	$(195,600)	$(229,077)	$(285,210)	(15%)	(31%)	$(679,714)	$(995,514)	(32%)
Energy consumption for production (PPA impact)	—	(23,193)	—			—	—
Operating profit (loss)	$75,419	$62,846	$154,424	20%	(51%)	$182,716	$630,853	(71%)
Operating margin	18.1%	13.8%	26.0%			14.3%	29.4%
Adjusted net income attributable to the parent	$53,722	$56,737	$118,264	(5%)	(55%)	$118,643	$496,737	(76%)
Adjusted diluted EPS	$0.27	$0.30	$0.64			$0.63	$2.66
Adjusted EBITDA	$104,496	$105,674	$185,293	(1%)	(44%)	$254,937	$729,568	(65%)
Adjusted EBITDA margin	25.1%	23.2%	31.2%			20.0%	33.9%
Operating cash flow	$(8,727)	$23,572	$54,972	(137%)	(116%)	$149,628	$285,698	(48%)
Free cash flow[1]	$(27,357)	$939	$40,141	(3.013%)	(168%)	$91,073	$248,033	(63%)

Working Capital	$510,064	$474,971	$717,283	7%	(29%)	$510,064	$717,283	(29%)
Cash and Restricted Cash	$165,973	$363,181	$236,789	(54%)	(30%)	$165,973	$236,789	(30%)
Adjusted Gross Debt[2]	$237,056	$400,066	$431,207	(41%)	(45%)	$237,056	$431,207	(45%)
Equity	$859,723	$823,595	$700,340	4%	23%	$859,723	$700,340	23%
(1)	Free cash flow is calculated as operating cash flow plus investing cash flow
(2)	Adjusted gross debt excludes factoring program and impact of leasing standard IFRS16

Sales

Ferroglobe reported third quarter net sales of $417 million, a decrease of 9% over the prior quarter and a decrease of 30% over Q3-22. The $40 million decrease in sales over the prior quarter was primarily driven by manganese-based alloys, which accounted for $19 million of the decrease, and silicon-based alloys, which accounted for $18 million, partially offset by silicon metal, which increased by $3 million.

Raw materials and energy consumption for production

Raw materials and energy consumption for production was $196 million in the third quarter of 2023 versus $253 million in the prior quarter, a decrease of 22%. As a percentage of sales, raw materials and energy consumption for production improved to 47% in the third quarter of 2023 versus 55% in the prior quarter. Excluding the PPA impact, raw materials and energy consumption for production was 50% of sales in the second quarter.

Net Income (Loss) Attributable to the Parent

In the third quarter, net income attributable to the parent was $41 million, or $0.21 per diluted share, compared to $32 million, or $0.17 per diluted share, in the second quarter.

Adjusted EBITDA

Adjusted EBITDA in the third quarter was $104 million, down 1% over the second quarter. Adjusted EBITDA margin was 25% in the third quarter, up from 23% in the second quarter.

Total Cash

The total cash balance was $166 million as of September 30, 2023, down $197 million from $363 million as of June 30, 2023. The decline was primarily due to the $150 million partial redemption of the 9 3/8% Senior Secured Notes on July 31, 2023.

During the third quarter, operating cash flow was negative $9 million, cash flow from investing activities was negative $19 million, and cash flow from financing activities was negative $170 million. The significant negative cash flow from financing activities was primarily due to the redemption of the senior secured notes in July.

Total Working Capital

Total working capital was $510 million at September 30, 2023 versus $475 million at June 30, 2023. The $35 million increase in working capital during the quarter was primarily due to a decrease in trade and other payables of $25 million and an increase in trade and other receivables of $11 million.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “During the quarter, we continued deleveraging our balance sheet by reducing our gross debt to $237 million, down from $400 million in the prior quarter, which was a result of redeeming $150 million of our 9 3/8% senior secured notes. This redemption saves us approximately $14 million in annual interest expenses.

“As we commented last quarter, we expect to build inventory in preparation for the gradual idling of our French operations toward the end of the fourth quarter as planned, as we optimize our energy costs. The French plants are scheduled to be idle during the first quarter,” concluded Mrs. Garcia-Cos.

Product Category Highlights

Silicon Metal

	Quarter Ended	Quarter Ended		Quarter Ended		NineMonths Ended	NineMonths Ended
	September 30,2023	June 30, 2023	% Q/Q	September 30, 2022	% Y/Y	September 30,2023	September 30, 2022	% Y/Y
Shipments in metric tons:	57,031	50,651	12.6%	50,545	12.8%	144,624	169,883	(14.9)%
Average selling price ($/MT):	3,481	3,855	(9.7)%	5,220	(33.3)%	3,834	5,489	(30.2)%

Silicon Metal Revenue ($,000)	198,525	195,260	1.7%	263,845	(24.8)%	554,488	932,488	(40.5)%
Silicon Metal Adj.EBITDA ($,000)	80,823	82,403	(1.9)%	113,151	(28.6)%	194,347	439,920	(55.8)%
Silicon Metal Adj.EBITDA Mgns	40.7%	42.2%		42.9%		35.0%	47.2%

Silicon metal revenue in the third quarter was $199 million, an increase of 1.7% over the prior quarter. Average realized prices declined 9.7%, driven by lower market index pricing in the U.S. and Europe. Volumes increased 12.6% over the prior quarter as a result of strong shipments in North America. Adjusted EBITDA for this segment was $81 million, approximately flat versus the prior quarter and adjusted EBITDA margin was 41%, down slightly from the second quarter. An improvement in costs was primarily attributable to the higher energy compensation, offsetting the price declines.

Silicon-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		NineMonths Ended	NineMonths Ended
	September 30,2023	June 30, 2023	% Q/Q	September 30, 2022	% Y/Y	September 30,2023	September 30, 2022	% Y/Y
Shipments in metric tons:	46,427	49,457	(6.1)%	48,977	(5.2)%	144,984	164,230	(11.7)%
Average selling price ($/MT):	2,475	2,697	(8.2)%	3,655	(32.3)%	2,645	3,819	(30.7)%

Silicon-based Alloys Revenue ($,000)	114,907	133,386	(13.9)%	179,011	(35.8)%	383,483	627,194	(38.9)%
Silicon-based Alloys Adj.EBITDA ($,000)	25,402	31,812	(20.1)%	59,668	(57.4)%	79,138	235,220	(66.4)%
Silicon-based Alloys Adj.EBITDA Mgns	22.1%	23.8%		33.3%		20.6%	37.5%

Silicon-based alloy revenue in the third quarter was $115 million, a decrease of 13.9% over the prior quarter. Shipments decreased by 6.1% versus the prior quarter while average realized selling prices declined by 8.2% over the same period. Adjusted EBITDA for the silicon-based alloys portfolio decreased to $25 million in the third quarter, a decrease of 20.1% compared with $32 million in the prior quarter. EBITDA margin decreased slightly in the quarter, as costs were positive impacted by lower raw material prices, primarily coal.

Manganese-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		NineMonths Ended	NineMonths Ended
	September 30,2023	June 30, 2023	% Q/Q	September 30, 2022	% Y/Y	September 30,2023	September 30, 2022	% Y/Y
Shipments in metric tons:	56,399	62,573	(9.9)%	61,583	(8.4)%	165,839	233,672	(29.0)%
Average selling price ($/MT):	1,046	1,248	(16.2)%	1,584	(34.0)%	1,198	1,860	(35.6)%

Manganese-based Alloys Revenue ($,000)	58,993	78,091	(24.5)%	97,547	(39.5)%	198,675	434,630	(54.3)%
Manganese-based Alloys Adj.EBITDA ($,000)	11,000	1,065	932.9%	14,681	(25.1)%	14,107	67,923	(79.2)%
Manganese-based Alloys Adj.EBITDA Mgns	18.6%	1.4%		15.1%		7.1%	15.6%

Manganese-based alloy revenue in the third quarter was $59 million, a decrease of 24.5% over the prior quarter. Average realized selling prices decreased by 16.2% linked to continued index price declines while total shipments decreased 9.9%. Adjusted EBITDA for the manganese-based alloys portfolio increased to $11 million in the third quarter versus $1 million for the prior quarter. EBITDA margin in the quarter increased as costs were positively impacted by higher energy and CO2 compensation in France and lower manganese ore prices.

Subsequent Events

Acquisition of a strategic high-quality quartz mine in the U.S.

On October 27, 2023, the company announced that it had acquired a high-quality quartz mine in the U.S. for approximately $11 million. The South Carolina mine has the capacity to produce more than 300kt of quartz per year, with more than ten years of reserve life. It is located near a rail line with a lower cost of production than Ferroglobe’s existing quartz operations in Alabama. Production is expected to begin in the second half of 2024.

This acquisition helps ensure that Ferroglobe has access to this critical material, enabling it to meet the increasing demand for high-quality silicon metal, while its proximity to our operations secures the long-term competitiveness of our US footprint.

Conference Call

Ferroglobe invites all interested persons to participate on its conference call at 8:30 AM, Eastern Time on November 8, 2023. Please dial-in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast.

To join via phone:
Conference call participants should pre-register using this link:https://register.vevent.com/register/BI5d42f1befd9f406fbbd89e0d59f58215
Once registered, you will receive the dial-in numbers and a personal PIN, which are required to access the conference call.

To join via webcast:
A simultaneous audio webcast, and replay will be accessible here:
https://edge.media-server.com/mmc/p/6vdhrozz

About Ferroglobe

Ferroglobe PLC is a leading global producer of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction, and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Adjusted EBITDA, adjusted EBITDA as a percentage of sales, working capital as a percentage of sales, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt and net debt, are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Alex Rotonen, CFA

Vice President, Investor Relations

Email: investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director, Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Sales	$416,810	$456,441	$593,218	$1,274,083	$2,149,291
Raw materials and energy consumption for production	(195,600)	(229,077)	(285,210)	(679,714)	(995,514)
Energy consumption for production (PPA impact)	—	(23,193)	—	—	—
Other operating income	23,546	27,689	19,711	66,049	68,942
Staff costs	(83,582)	(74,972)	(75,689)	(226,097)	(238,379)
Other operating expense	(65,708)	(77,202)	(77,954)	(197,020)	(292,122)
Depreciation and amortization charges, operating allowances and write-downs	(19,000)	(16,452)	(19,719)	(53,442)	(61,012)
Impairment (loss) gain	(1,035)	(887)	—	(1,676)	—
Other gain (loss)	(12)	499	67	533	(353)
Operating profit	75,419	62,846	154,424	182,716	630,853
Net finance income (expense)	(9,165)	(895)	(16,630)	(21,041)	(41,914)
Exchange differences	1,258	(5,367)	(1,770)	(2,654)	(14,045)
Profit before tax	67,512	56,584	136,024	159,021	574,894
Income tax (loss)	(23,399)	(20,520)	(37,184)	(53,380)	(140,207)
Profit for the period	44,113	36,064	98,840	105,641	434,687
Profit (loss) attributable to non-controlling interest	(3,229)	(4,156)	(1,212)	(11,862)	(570)
Profit attributable to the parent	$40,884	$31,908	$97,628	$93,779	$434,117

EBITDA	$94,419	$79,298	$174,143	$236,158	$691,865
Adjusted EBITDA	$104,496	$105,674	$185,293	$254,937	$729,568

Weighted average shares outstanding
Basic	187,872	187,872	187,424	187,872	187,454
Diluted	190,531	190,174	188,850	190,242	188,804

Profit (loss) per ordinary share
Basic	$0.22	$0.17	$0.52	$0.50	$2.32
Diluted	$0.21	$0.17	$0.52	$0.49	$2.30

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	September 30,	June 30,	December 31,
	2023	2023	2022
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Other intangible assets	120,602	125,403	111,797
Property, plant and equipment	494,912	500,546	486,247
Other non-current financial assets	15,591	14,175	14,186
Deferred tax assets	7,169	8,683	7,136
Non-current receivables from related parties	1,589	1,630	1,600
Other non-current assets	19,410	19,633	18,218
Non-current restricted cash and cash equivalents	2,119	2,173	2,133
Total non-current assets	691,094	701,945	671,019
Current assets
Inventories	383,452	384,526	500,080
Trade and other receivables	293,234	281,821	425,474
Current receivables from related parties	2,657	2,726	2,675
Current income tax assets	12,500	16,290	6,104
Other current financial assets	359	2	3
Other current assets	155,767	104,237	30,608
Assets and disposal groups classified as held for sale	795	1,087	1,067
Current restricted cash and cash equivalents	2,406	2,406	2,875
Cash and cash equivalents	161,448	358,602	317,935
Total current assets	1,012,618	1,151,697	1,286,821
Total assets	$1,703,712	$1,853,642	$1,957,840

EQUITY AND LIABILITIES
Equity	$859,723	$823,595	$756,813
Non-current liabilities
Deferred income	49,467	77,514	3,842
Provisions	52,515	52,664	47,670
Bank borrowings	15,073	15,354	15,774
Lease liabilities	11,570	11,634	12,942
Debt instruments	150,167	302,572	330,655
Other financial liabilities	64,592	66,558	38,279
Other Obligations	30,363	31,763	37,502
Other non-current liabilities	166	137	12
Deferred tax liabilities	35,449	34,265	35,854
Total non-current liabilities	409,362	592,461	522,530
Current liabilities
Provisions	84,308	55,935	145,507
Bank borrowings	52,071	64,793	62,059
Lease liabilities	7,058	7,551	8,929
Debt instruments	2,321	11,668	12,787
Other financial liabilities	13,538	12,500	60,382
Financial Instruments	—	—	—
Payables to related parties	3,065	2,521	1,790
Trade and other payables	166,622	191,376	219,666
Current income tax liabilities	11,901	3,494	53,234
Other Obligations	11,780	13,589	9,580
Other current liabilities	81,963	74,159	104,563
Total current liabilities	434,627	437,586	678,497
Total equity and liabilities	$1,703,712	$1,853,642	$1,957,840

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Cash flows from operating activities:
Profit for the period	$44,113	$36,064	$98,840	$105,641	$434,687
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	23,399	20,520	37,184	53,380	140,207
Depreciation and amortization charges, operating allowances and write-downs	19,000	16,452	19,719	53,442	61,012
Net finance expense	9,165	895	16,630	21,041	41,914
Exchange differences	(1,258)	5,367	1,770	2,654	14,045
Impairment losses	1,035	887	—	1,676	—
Net loss (gain) due to changes in the value of asset	4	(344)	(124)	(365)	(140)
Gain on disposal of non-current assets	—	(161)	142	(183)	444
Share-based compensation	2,773	2,041	1,118	6,719	3,895
Other adjustments	8	6	(85)	14	48
Changes in operating assets and liabilities
(Increase) decrease in inventories	(12,482)	30,132	(129,210)	103,925	(262,389)
(Increase) decrease in trade receivables	(16,183)	29,326	60,654	131,857	(87,076)
Increase (decrease) in trade payables	(22,361)	19,169	1,656	(77,056)	30,770
Other	(46,796)	(61,617)	(40,841)	(152,510)	(47,650)
Income taxes paid	(9,144)	(75,165)	(12,481)	(100,607)	(44,069)
Net cash provided (used) by operating activities	(8,727)	23,572	54,972	149,628	285,698
Cash flows from investing activities:
Interest and finance income received	739	969	1,055	2,376	1,263
Payments due to investments:
Other intangible assets	(516)	(940)	(229)	(1,456)	(229)
Property, plant and equipment	(18,853)	(22,662)	(15,657)	(59,475)	(38,705)
Other	—	—	—	—	6
Net cash (used) provided by investing activities	(18,630)	(22,633)	(14,831)	(58,555)	(37,665)
Cash flows from financing activities:
Payment for debt and equity issuance costs	—	—	(693)	—	(793)
Repayment of other financial liabilities	(150,000)	—	—	(150,000)	—
Proceeds from debt issuance	—	—	—	—	(4,943)
Repayment of debt instruments		(1,742)		(28,025)	—
Increase/(decrease) in bank borrowings:
Borrowings	131,063	152,210	193,502	393,035	739,026
Payments	(129,714)	(126,840)	(218,593)	(398,454)	(748,473)
Amounts paid due to leases	(2,956)	(2,851)	(2,412)	(8,054)	(7,207)
Other amounts received/(paid) due to financing activities	—	—	(60,655)	(17,377)	(41,476)
Interest paid	(19,371)	(1,721)	(20,078)	(39,284)	(57,253)
Net cash (used) provided by financing activities	(170,978)	19,056	(108,929)	(248,159)	(121,119)
Total net cash flows for the period	(198,335)	19,995	(68,788)	(157,086)	126,914
Beginning balance of cash and cash equivalents	363,181	344,197	306,511	322,943	116,663
Exchange differences on cash and cash equivalents in foreign currencies	1,127	(1,011)	(934)	116	(6,788)
Ending balance of cash and cash equivalents	$165,973	$363,181	$236,789	$165,973	$236,789
Cash from continuing operations	161,448	358,602	234,839	161,448	234,839
Current/Non-current restricted cash and cash equivalents	4,525	4,579	1,950	4,525	1,950
Cash and restricted cash in the statement of financial position	$165,973	$363,181	$236,789	$165,973	$236,789

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Profit attributable to the parent	$40,884	$31,908	$97,628	$93,779	$434,117
Profit (loss) attributable to non-controlling interest	3,229	4,156	1,212	11,862	570
Income tax expense	23,399	20,520	37,184	53,380	140,207
Net finance expense	9,165	895	16,630	21,041	41,914
Exchange differences	(1,258)	5,367	1,770	2,654	14,045
Depreciation and amortization charges, operating allowances and write-downs	19,000	16,452	19,719	53,442	61,012
EBITDA	94,419	79,298	174,143	236,158	691,865
Impairment	1,035	887	—	1,676	—
Restructuring and termination costs	5,535	—	—	5,535	9,315
New strategy implementation	—	(77)	7,354	1,973	24,592
Subactivity	3,507	2,373	3,796	9,595	3,796
PPA Energy	—	23,193	—	—	—
Adjusted EBITDA	$104,496	$105,674	$185,293	$254,937	$729,568

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Profit attributable to the parent	$40,884	$31,908	$97,628	$93,779	$434,117
Tax rate adjustment	5,441	5,469	11,584	11,080	32,012
Impairment	760	651	—	1,230	—
Restructuring and termination costs	4,063	—	—	4,063	7,562
New strategy implementation	—	(57)	5,970	1,448	19,964
Subactivity	2,574	1,742	3,082	7,043	3,082
PPA Energy	—	17,024		—
Adjusted profit attributable to the parent	$53,722	$56,737	$118,264	$118,643	$496,737

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Diluted profit per ordinary share	$0.21	$0.17	$0.52	$0.49	$2.30
Tax rate adjustment	0.03	0.03	0.06	0.06	0.18
Impairment	0.00	0.00	—	0.01	—
Restructuring and termination costs	0.02	—	0.01	0.02	0.04
New strategy implementation	—	—	0.03	0.01	0.12
Subactivity	0.01	0.01	0.02	0.04	0.02
PPA Energy	—	0.09	—	—
Adjusted diluted profit per ordinary share	$0.27	$0.30	$0.64	$0.63	$2.66

Advancing Materials Innovation NASDAQ: GSM Third Quarter 2023 Results November 8th, 2023

Forward-Looking Statements and non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of energy and other raw materials; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage operational risks including industrial accidents and natural disasters; (x) ability to manage a global footprint; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated November 7, 2023 accompanying this presentation, which is incorporated by reference herein.

Q3 Business Review

Acquired a high-quality quartz mine in South Carolina near our operations, achieving full backward integration in the US Developing global partnerships and alliances to drive future growth in solar and EV battery markets Confident in long-term growth opportunities, while managing near-term uncertainty OPENING REMARKS 4 BUSINESS HIGHLIGHTS $417 million SALES 9% decrease Q/Q $104 million ADJ. EBITDA 1% decrease Q/Q 25% ADJ. EBITDA MARGIN 2% increase Q/Q $44 million NET INCOME $0.22 EPS 29% increase Q/Q $237 million GROSS DEBT 41% decrease Q/Q Q3 FINANCIAL HIGHLIGHTS $166 million CASH EQUIVALENTS 54% decrease Q/Q REITERATE 2023 ADJUSTED EBITDA GUIDANCE $270 – $300 MILLION Bipartisan bill introduced in the U.S. Senate to initiate 35% tariffs on imports of Russian and Belarusian ferrosilicon POSITIONING THE COMPANY FOR GROWTH Implementing a capital allocation policy with details to be announced in the first quarter

1,500 2,500 3,500 4,500 5,500 6,500 7,500 8,500 9,500 10,500 11,500 US CRU spot - import EU CRU spot (5.5.3) 5 Sequential quarters Adj. EBITDA evolution ($m) Index pricing trends ($/mt) Volume trends 63,681 56,349 62,988 50,545 39,459 36,942 50,651 57,031 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 PRODUCT CATEGORY SNAPSHOT Silicon Metal • Silicon metal generated $81 million of adjusted EBITDA, roughly in line with the prior quarter • Volumes up 12.6% due to higher shipments in North America • Average realized price down 9.7%, driven by lower market indexes in US and Europe • Costs were positively impacted in Q3 by our energy agreement in France and lower raw material costs, primarily coal • Market outlook remains muted in the near term, affecting both the chemical and aluminum sectors. We are actively selling into the solar value chain in Asia

PRODUCT CATEGORY SNAPSHOT Silicon-Based Alloys 6 55,863 60,078 57,594 57,658 48,977 39,847 49,100 49,457 46,427 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 500 1,500 2,500 3,500 4,500 5,500 FeSi US CRU spot - import FeSi EU CRU spot Sequential quarters Adj. EBITDA evolution ($m) Index pricing trends ($/mt) Volume trends • Silicon-based alloys generated $25 million of adjusted EBITDA • Volumes declined 6.1% • Avg. realized selling prices declined by 8.2% as a result of lower index prices • Costs were positively impacted by lower raw material prices, primarily coal and magnesium • Silicon-based alloys segment is affected by the weakness in European and the U.S. steel markets

PRODUCT CATEGORY SNAPSHOT Manganese-Based Alloys 7 97,053 75,082 97,007 61,583 61,917 46,867 62,573 56,399 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 800 1,300 1,800 2,300 High-carbon ferromanganese EU CRU spot Silico-manganese EU CRU spot Index pricing trends ($/mt) Volume trends Sequential quarters Adj. EBITDA evolution ($m) • Manganese-based alloys generated $11 million adjusted EBITDA • Volumes were down 9.9% • Avg. realized selling price declined 16.2% driven by lower index prices • Costs were positively impacted during Q3 by our energy agreement and CO2 compensation in France and declining manganese ore prices • Market outlook for manganese-based alloys is negatively affected by weak steel markets in Europe

Q3 Financial Review

INCOME STATEMENT SUMMARY Q3-23 VS. Q2-23 9 • Solid sales despite weak pricing and demand in all regions • Improved margins due to competitive energy agreements and lower raw material costs, primarily coal • Adjusted EBITDA remained solid with improved margins relative to historical levels • Finance expense reflects the accounting impact of the $150 million partial redemption of the Senior Secured Notes and prepayment premium Consolidated Income Statement ($'000) Q3-23 Q2-23 Q3-22 Q3 / Q2 Sales 416,810 456,441 593,218 (9%) Raw materials and energy consumption for production (195,600) (229,077) (285,210) (15%) Energy consumption (PPA impact) - (23,193) - - Raw materials / sales % (excluding PPA) 47% 50% 48% - Raw materials / sales % 47% 55% 48% - Other operating income 23,546 27,689 19,711 (15%) Staff costs (83,582) (74,972) (75,689) 11% Other operating expense (65,708) (77,202) (77,954) (15%) Depreciation and amortization (19,000) (16,452) (19,719) 15% Impairment loss (gain) (1,035) (887) - 17% Operating profit/(loss) before adjustments 75,430 62,347 154,357 21% Others (12) 499 67 (102%) Operating profit/(loss) 75,419 62,846 154,424 20% Net finance expense (9,165) (895) (16,630) 924% FX differences & other gains/losses 1,258 (5,367) (1,770) (123%) Profit (loss) before tax 67,512 56,584 136,024 19% Income tax (23,399) (20,520) (37,184) 14% Profit (loss) 44,113 36,064 98,840 22% Profit/(loss) attributable to non-controlling interest (3,229) (4,156) (1,212) (22%) Profit (loss) attributable to the parent 40,884 31,908 97,628 28% EBITDA 94,419 79,298 174,143 19% Adjusted EBITDA 104,496 105,674 185,293 (1%) Adjusted EBITDA % 25% 23% 31%

ADJUSTED EBITDA BRIDGE Q3-23 VS. Q2-23 ($m) 10 • Average selling prices across core products decreased (11.0)% – Silicon metal (9.7)%, silicon-based alloys (8.2)% and Mn-based alloys (16.2)% • Product mix improved due to higher silicon metal shipments – Silicon metal 12.6%, si-based alloys (6.1)% and Mn-based alloys (9.9)% • Costs benefited from the energy and CO2 compensation by $14.9 million, decreased raw material prices by $8.5 million and manganese ore by $7.8 million

431 450 400 400 237 194 127 55 37 71 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Gross Debt Net Debt 237 323 344 363 166 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Cash trends ($m) Adjusted gross and net debt ($m) CASH AND DEBT EVOLUTION 11 • Gross debt decreased $163 million to $237 million, a record low • Redeemed $150 million of 9 3/8% Senior Secured Notes due in 2025, saving the Company $14 million annual interest • Cash balance of $166 million reflects Senior Secured Notes redemption in July 2023 $150 m of Sr. Notes redeemed in July 2023

CASH FLOW SUMMARY 12 ($’000) Q3-23 Q2-23 Q3-22 EBITDA 94,419 102,491(2) 174,143 Non-cash items (44,571) (66,224) (20,050) Changes in Working Capital (51,026) 78,627 (66,900) CO2 and Others 1,595 (16,156) (19,740) Less Cash Tax Payments (9,144) (75,165) (12,481) Operating cash flow (8,727) 23,572 54,972 Cash-flow from Investing Activities (18,630) (22,633) (14,831) Cash-flow from Financing Activities (170,978) 19,056 (108,929) Net cash flow (198,335) 19,995 (68,788) Total cash * (Beginning Bal.) 363,181 344,197 306,511 Exchange differences on cash and cash equivalents in foreign currencies 1,127 (1,011) (934) Total cash * (Ending Bal.) 165,973 363,181 236,789 Free cash flow (1) (27,357) 939 40,141 • Operating cash flow impacted by increased working capital • Redeemed $150 million of 9 3/8% Senior Secured Notes due in 2025 • 2023 non-cash items include the energy compensation agreement Key cash flow highlights (1) Free cash flow is calculated as operating cash flow plus investing cash flow (2) EBITDA excludes the PPA Fair Value in Q2 2023

Corporate Updateb

GENERAL CORPORATE UPDATE 14 Completed an additional long-term power agreement in Spain ― Competitive pricing enables Ferroglobe to increase its production in Spain 3 2 1 Acquired a high-quality quartz mine in South Carolina to ensure long-term supply to meet the growing solar and EV battery demand ― Increases mining capacity by 50% in the U.S. ― Advantageous cost structure relative to our Alabama mine ― Long reserve life of more than 10 years ― Proximity to our operations secures the long-term competitiveness of our US footprint Continues to receive favorable legislative support in the US and Europe ― Bipartisan bill introduced in the US Senate to institute a 35% tariff on Russian and Belarusian ferrosilicon imports ― Extended mining rights at high-quality Serrabal quartz mine until 2038 4 Expanding silicon metal opportunities into Asia while maximizing the value of silicon and manganese-based alloys 5 Implementing a capital return policy with details to be announced in the first quarter

Q&A

Appendix ─ Supplemental Information

QUARTERLY SALES AND ADJUSTED EBITDA 17 86 241 303 185 130 45 106 104 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Adjusted EBITDA Quarterly Sales $ millions Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Silicon Metal 187 313 356 264 184 161 195 198 Silicon Alloys 166 212 236 179 127 137 133 115 Mn Alloys 167 144 193 97 97 62 78 59 Other Business 50 46 56 53 40 41 50 45 Total Revenue 570 715 841 593 448 401 456 417

Adjusted gross debt Sep-23 18 ($´000) Current Non-current Total balance sheet Less operating leases1 Less factoring2 NMTC6 Gross debt Bank borrowings 52,071 15,073 67,144 - (51,160) (9,909) 6,075 Lease liabilities 7,058 11,570 18,628 (18,266) - - 362 Debt instruments 2,321 150,167 152,488 - - - 152,488 Other financial liabilities 13,538 64,592 78,130 - - - 78,130 Total 74,988 241,402 316,390 (18,266) (51,160) (9,909) 237,056 ($´000) Gross debt Nominal Bank borrowings: PGE (3) 2,754 1,802 NMTC (6) 3,321 3,321 6,075 5,123 Finance leases: Other finance leases 362 362 362 362 Debt instruments: Reinstated Senior Notes 150,167 148,619 Accrued coupon interest 2,321 2,283 152,488 150,902 Other financial liabilities: Reindus loan 37,561 37,561 SEPI (5) 35,245 35,245 Canada and other loans (4) 5,324 5,324 78,130 78,130 Total 237,056 234,517 Notes: 1. Operating leases are excluded for comparison purposes and to align to the balance sheet prior to IFRS16 adoption 2. LBP and Bankinter Factoring excluded for comparison purposes 3. Other bank loans relates to COVID-19 relief loan received in France guaranteed by the French Government 4. Other government loans include primarily COVID-19 government relief loan received in Canada for $5.0 million 5. SEPI loans are part of the SEPI fund intended to provide assistance to non-financial companies operating in strategic sectors in the wake of the COVID-19 pandemic 6. NMTC program is a federal tax credit to help economically distressed communities attract private capital

THANK YOU www.ferroglobe.com 19